UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

News Release dated October 6, 2011

2.

News Release dated October 25, 2011

3.

News Release dated November 3, 2011

4.

News Release dated December 2, 2011

5.

News Release dated December 5, 2011

6.

News Release dated December 9, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 7, 2012	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

October 6, 2011

Radius reviews summer 2011 field season in the Yukon

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on work completed at its Yukon projects during the summer 2011 field season.  Early stage work programs were completed at the Scarlet, Face, and Newt projects, and diamond drill testing of gold targets continued at the Sixty Mile projects.

Results from all programs have been delayed due to the major backlogs at the Yukon assay laboratories.  Results will be released when received, compiled and interpreted.

Sixty Mile Drilling

In 2010, Radius made two bedrock gold discoveries, which were named the Graben fault zone and the Thrust fault zone, while searching for the source of the extensive placer gold produced from the stream beds and riverbeds of the Sixty Mile River gold district.  Initial drill testing of both targets in 2010 returned broad intercepts of strongly anomalous gold values (see Radius news release dated November 16, 2010).

This summer’s program was primarily directed at testing the Graben fault zone incorporating CSMAT geophysics with follow-up drill testing of the targets identified by that survey.  Sixteen holes were drilled along the eight-kilometre-long belt of strongly altered Carmacks volcanic rocks.  Also, four holes tested the quartz sulfide veins hosted by the metasediments of the Thrust zone.  Results will be reported when the assays has been received - to date, results have been received for only a small percentage of a total of 3,500 samples submitted to the assay laboratory.

Rackla Belt

Radius owns 230 claims –called the Scarlet East property- covering the prospective stratigraphy along the southeast edge of ATAC Resources Ltd.’s claim block in Yukon’s exciting Rackla Belt.  The Scarlet East property covers what is believed to be the eastern extension of the belt of rocks that host ATAC Resources’ Osiris and Conrad discoveries northeast of Keno City.  The Rackla belt is developing into a potentially major cluster of Carlin-type gold systems.

In July, Radius reported the preliminary ridge-and-spur soil sampling results from Scarlet East (see Radius release dated July 13, 2011).  Highly encouraging first-pass results outlined anomalous Au-As-Hg-Sb-thallium soil geochemistry in an area of orange-weathering limestone along a ridge.

To follow up these positive early stage results, Radius’s geologists completed a detailed, grid-based in-fill soil sampling program this summer, collecting over 8,700 samples on a 50 x 50m grid.  The grid is underlain by an orange-weathering silty limestone unit that lies on the north-dipping limb and crest of a southeast-trending anticline.  Radius expects that full results for the soil program will not be available until December because of the massive sample backlog at the Yukon assay labs.  In addition to the soil grid, Radius’s team collected 164 rock and 239 stream sediment samples.

Radius also completed a magnetic and radiometric airborne survey over the Scarlet East property (STW claims) during the summer of 2011. Further geophysical surveys are planned over the Scarlet West (Car and Lin claims) and Face properties (see below) for October 2011.

Radius will not be able to drill at Rackla during the 2011 field season, so this winter’s work will include planning for initial drill testing of Carlin-type anomalies in 2012.

Mineralization in the Rackla belt shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low-temperature arsenic sulphides, realgar and orpiment.  Host rocks are two 150- to 250-metre-thick limestone debris flow and turbidite units, referred to as the Osiris and Isis horizons, which occur within basinal silty mudstones.

The Face Claims

The Face property comprises 270 contiguous claims in western Yukon, 8km due east of Eagle, Alaska.  The initial claims were staked in September 2010 and are centred on a government regional silt survey Au anomaly, located over carbonate rocks analogous to the Atac Resources’ Rackla belt, and with a similar spatial relationship to the Dawson thrust.

A first pass reconnaissance ridge-and-spur soil sampling and stream sampling survey was undertaken in the summer of 2011 with 155 soils and 31 stream sediments collected on the western half of the property.  Results define a roughly east-west striking zone with coincident Au-Ag-Tl-Hg-Sb-As-Pb-Cu anomalies, in both soils and stream sediments.  Based upon these results, the claim block was extended in August of this year.

A magnetic and radiometric airborne survey is planned for October 2011 to cover the Face property, and a full soil grid survey is planned for the summer of 2012 to further delineate and extend the anomalous zones and to identify potential drill targets.

The Newt Claims

The Newt claims lie southwest of Dawson City close to the Yukon-Alaska border.  The claims were staked to cover a conceptual epithermal gold target in a similar structural setting to the Sixty Mile River valley target.  Some 779 soils, 31 silts and 11 rock samples were collected this summer in ridge-and-spur traverses and streams sediment sampling where feasible.  No results are available yet.

Laboratory

All samples were sent to Acme Analytical Laboratories Ltd. preparation facility in Whitehorse.  The pulps and sieved samples were analyzed at Acme’s laboratory in Vancouver.  Gold in rock samples were determined by a 30 gram fire assay fusion – ICP-ES (code 3B01).  An additional 36 elements were analyzed by ICP-MS using a 0.5 gram sample.  Soil samples, dried and sieved to -80 mesh, were analyzed for a 37 element suite, including gold, by ICP-MS (code 1F05) using a 15 gram sample.  Stream sediment samples, dried and sieved to -150 mesh, were analyzed for gold by lead collection fire assay using a 50 gram split code (3B01+3B04).  An additional 30 gram split was analyzed for 53 elements, including gold, by aqua regia digestion and ultratrace ICP-MS analysis (code 1F03).

Chain of Custody

All sampling is conducted under the supervision of the Company’s project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by Company personnel or expediters employed by the Company.

Qualified Person

Roger Hulstein, BSc, P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  As well, Radius is in the process of spinning out its properties in the Yukon, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

 news release

October 25, 2011

Radius Intersects High Grade Veins in 60 Mile Drilling

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on initial results from the diamond drilling conducted at the Sixty Mile property this year.  In total 20 holes (5,273 m) were drilled.  Sixteen holes tested the Graben Fault Zone in the Sixty Mile River Valley and four tested the Thrust Fault Zone.

Results have been received for 13 holes which tested targets in the Graben Fault Zone. Results for 3 remaining holes that tested the same zone, and for 4 holes that were drilled at the Thrust Fault Zone, are pending.  The best results received so far from the 2011 program are:

•

hole DDH11-08 which cut 19g/t Au over 1m from 193.5m downhole.

•

hole DDH11-10 which cut 132g/t Au over 1.5m from 249m downhole.

Results from all of Radius’s Yukon exploration programs continue to be delayed due to major backlogs at the Yukon assay laboratories.  Results will be released when received, compiled and interpreted.

The Graben Fault Zone

The Graben Fault Zone is one of two bedrock gold discoveries zones identified by Radius. It is located on the edge of the Sixty Mile river valley where highly altered Carmacks volcanic rocks are in fault contact with much older gneissic rocks of the Fifty Mile Batholith and schist units of the Yukon Tanana Terrane.  The volcanics are strongly altered over an 8km long strike length, and largely buried beneath placer gold-bearing river gravels, presenting a significant challenge for drill targeting.  The initial exploration program comprised of grid-based auger drilling to test the top of bedrock.  Clays in the bedrock sample were then identified by short wave infrared spectroscopy, and a Controlled Source Audio Frequency Magneto-telluric (CSAMT) geophysical survey was also used to identify resistivity highs and lows for drill targeting.

Holes DDH11-08 and 09 tested the historic Per occurrence (see Radius’s news release dated June 6, 2011) which lies within a zone of illite alteration that extends towards the east where holes DDH11-10 and 14 tested fault structures.  DDH11-08 intersected strongly bleached and sericite altered Carmacks Group andesite crosscut by narrow dolomite pyrite veins that contained 19.0 g/t Au from 193.5 m to 194.5 m.

Drill hole DDH11-10 intersected 132 g/t Au over 1.5m.  This hole was drilled 1.4km east northeast of hole DDH11-08.  The interval consisted of bleached, hematized and sericite altered quartz feldspar biotite schist cross cut by minor quartz/pyrite veins.  The large scale of the alteration system which can be traced over an 8km strike length, required that the 2011 drilling was very widely spaced in order to drill test several targets.  While many of the holes returned disappointing results, especially the follow-up holes at the Toni occurrence, the high grade intercepts in holes DDH11-08 and 10 are potentially related to an alteration zone that can be traced for a distance of 2 km, requiring further follow up work.

In 2010, Radius drilled two holes at the Toni occurrence testing the volcanic rocks proximal to the fault zone.  Both holes returned highly anomalous gold values over plus-50-metre intervals with narrower intervals of potentially ore-grade material (see Radius’s news release dated Nov. 16, 2010).  The initial 2011 drill holes (DDH11-01, 02, 03 and 06) targeted down dip and along strike of last year’s hole DDH10-06 at the Toni occurrence, and while these holes returned erratic anomalous gold values with some narrow >1g/t Au intervals, the drilling did not identify potential for a bulk-tonnage gold target at Toni.

Holes DDH11-04, 05, 07, 11, 12 and 13 tested potential silica bodies outlined by the geophysical program.  Several of the holes intersected broad zones of anomalous base metal values.  For example, holes DDH11-04 and 05 intersected a high level porphyritic granitoid with quartz stockwork veining containing chalcopyrite and minor molybdenite, but none of these geophysical anomalies proved to have merit as gold targets.  DDH11-09 did not return any significant values and results for holes DDH11-14, 16 and 17 are pending.  Holes DDH11-15, 18 19 and 20 were drilled to test the Thrust Fault Zone and results for these holes are also pending.

Significant gold bearing intervals are tabulated below.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
DDH11-08	193.5	194.5	1	19
DDH11-10	249	250.5	1.5	132.9

Drill collar coordinates, dips and azimuths are tabulated at the end of this release, and complete analytical results for the drill holes can be viewed on the Radius web site:

http://www.radiusgold.com/s/Home.asp

Chain of Custody

Sampling is conducted under the supervision of the on-site project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by Radius personnel or expediters employed by Radius.

Quality Assurance / Quality Control

Radius employs a rigorous QA program with respect to its diamond drill core.  Samples are generally 0.5 to 1.5 m in length.  Rock pulp standards, blank gravel aggregate, and lab duplicates are inserted into the sample stream each at a rate of 3 per 100 samples, for a total of 9% check samples.  All data received from the laboratory is verified for quality control using both the laboratory and the inline check samples.

Laboratory

All samples are sent to Acme Analytical Laboratories Ltd.’s preparation facility in Whitehorse, Yukon Territory for crushing.  Pulp splits are forwarded from Whitehorse by Acme to their laboratory in Vancouver, British Columbia, for analysis. Gold in rock samples is determined by a 30 gram fire assay fusion followed by ICP-ES analysis (method 3B01).  An additional 32 elements are analyzed by a 0.5 gram sample split leached in hot Aqua Regia followed by ICP-ES analysis (method 1D).

Qualified Person

Mr. Roger Hulstein, B.Sc., P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is a Qualified Person as defined by National Instrument 43-101.  The technical information contained in this release has been prepared by or under the supervision of Mr. Hulstein.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  As well, Radius is in the process of spinning out its properties in the Yukon, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Coordinates in NAD83, UTM zone 7.

Drill hole	UTM E	UTM N	Elevation (m)	Azimuth	Dip	Depth (m)
DDH11-01	514065	7097927	708	137	-50	263.65
DDH11-02	514001	7098003	655	140	-50	364.99
DDH11-03	513439	7097425	692	140	-50	320.04
DDH11-04	513184	7097735	679	140	-50	403.86
DDH11-05	512793	7097433	686	140	-50	271.27
DDH11-06	513165	7097032	713	140	-50	192.02
DDH11-07	512055	7096753	690	140	-50	92.17
DDH11-08	511172	7096251	696	320	-50	249.94
DDH11-09	511277	7096282	700	320	-50	207.26
DDH11-10	512732	7096730	756	140	-50	351.43
DDH11-11	513724	7098253	664	140	-50	254.51
DDH11-12	514168	7097733	762	140	-50	104.85
DDH11-13	514174	7097729	761	140	-50	265.41

 news release

November 3, 2011

Radius Receives Conditional Approval for Rackla Spin Out

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has received conditional approval from the TSX Venture Exchange for the planned spin out of its Yukon assets into a new company, which will be called Rackla Metals Inc.  The implementation of the spin out is subject to Radius shareholder approval, court approval and Rackla Metals Inc. completing the listing requirements of the TSX-V.

The shareholders’ meeting of Radius to approve this arrangement will be held on December 2nd, 2011, and a management proxy circular containing full details of the spin out will be sent to the shareholders next week.

Simon Ridgway, the Chief Executive Officer of Radius, commented, “The management and board of directors of Radius believe that the proposed spin out will maximize the value to our shareholders of the geographically diverse assets within Radius.  Rackla Metals will focus on Canadian exploration, while Radius will return to its roots as a Central American play.”

Spin Out Terms

The terms of the spin out provide that one common share and one warrant in Rackla will be issued for every three Radius shares held.  Each Rackla warrant will entitle the holder to purchase one common share of Rackla at $0.30 for a period of 18 months after listing of Rackla.  An application will be made to have the Rackla warrants listed for trading on the TSX-V.  Following completion of the spin out, Radius will hold a 19.9% ownership interest in Rackla Metals Inc.

Asset Split

Radius will retain ownership of all Latin American property and royalty interests, including the HB project, the Tambor Project and the geothermal licences in Guatemala, and also the Nicaraguan portfolio currently under option to B2Gold Corp.  It will also hold the Mexican properties under option to Fortuna Silver Mines Inc. plus shares owned in other listed companies acquired in relation to various Latin American properties. Rackla Metals Inc. will hold all of the staked and optioned properties of Radius located in the Yukon Territory including the Sixty Mile district, the Rackla belt properties, the Ten Mile property and various equity interests in other public companies previously acquired by Radius pursuant to existing Yukon option agreements.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects, one in Guatemala being developed by Dan Kappes of Kappes Cassiday and one in Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  The Company also holds a large land position in the Yukon Territory which is the subject of the proposed spin out.

For further information on Radius and its holdings, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

Ralph Rushton,

Director & Vice-President, Corporate Development

Investor relations:  Jaclyn Ruptash / Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

 news release

      December 2, 2011

Radius Gold Announces Shareholder Approval for Spin-Out

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that Radius shareholders have approved the plan of arrangement involving the spin-out of Radius’s assets in the Yukon to Rackla Metals Inc. (“Rackla”) as announced by Radius on May 27 and July 27, 2011 (the “Transaction”).  The application to the British Columbia Supreme Court for the final order is expected to take place on December 5, 2011 and the Transaction is expected to close on December 8, 2011.  A summary of the key dates for the Transaction are outlined below, subject to final approval from the TSX Venture Exchange (the “TSX-V”):

•

Monday, December 5, 2011 – the last day to acquire Radius shares on the TSX-V and still receive Rackla shares and Rackla warrants upon closing of the Transaction.

•

Thursday, December 8, 2011 – the Transaction closes.  Radius shareholders of record as at 12:01 a.m. on December 8, 2011 will be entitled to receive Rackla shares and Rackla warrants as set out below.

•

Friday, December 9, 2011 – the trading of Rackla shares and Rackla warrants is expected to commence on the TSX-V under the trading symbols RAK and RAK.WT, respectively.

Pursuant to the Transaction, Radius shareholders of record reflected as at 12:01 a.m. on December 8, 2011 on the register of shareholders maintained by Radius’s registrar and transfer agent, will receive one Rackla share and one Rackla warrant in exchange for every three Radius shares held on said date.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects, one in Guatemala being developed by Dan Kappes of Kappes Cassiday and one in Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  The Company also holds a large land position in the Yukon Territory which is the subject of the proposed spin out.

For further information on Radius and its holdings, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway,

President and CEO

Investor relations:  Jaclyn Ruptash / Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release includes certain forward-looking statements or information that involve inherent risk and uncertainty affecting the business of Radius. All statements other than statements of historical fact included in this news release, including, without limitation, statements regarding plans for the completion of the proposed Transaction, the structure of the plan of arrangement and other future plans and objectives of Radius are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Radius’ plans or expectations include Radius’ ability to obtain approval of the TSX Venture Exchange, the Supreme Court of British Columbia and general economic, market or business conditions, regulatory changes and other risks detailed herein and from time to time in the filings made by Radius. with securities regulators.

 news release

December 5, 2011

Radius Intersects 24 meters grading 1.5 g/t Au at Sixty Mile

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide the final results from the diamond drilling conducted at the Sixty Mile property this year.  In total 20 holes (5,273 m) were drilled.  Sixteen holes tested the Graben Fault Zone in the Sixty Mile River Valley and four tested the Thrust Fault Zone. Results from the first 13 holes were released on October 25, 2011.

Results have been received for the final three holes which tested targets in the Graben Fault Zone.  Hole DDH11-14 returned 1m @ 5g/t Au from a fault structure that may be related to the gold bearing structures intercepted in holes DDH11-08 (1m @ 19g/t Au) and DDH11-10 (1.5m @ 132 g/t Au).  Holes DDH11-16 and DDH11-17, the final two holes targeting the Graben Fault Zone, tested geochemical anomalies in the valley coincident with geophysical targets.  They returned no significant results.

Diamond Drill Hole	From (m)	To (m)	Length (m)	Au ppb
DDH11-14	32.00	33.00	1.00	5172
DDH11-15	193.00	196.50	3.50	1504
DDH11-15	233.17	251.05	17.88	435
including	234.00	238.00	4.00	1023
DDH11-18	88.00	193.30	105.30	507
including	141.93	166.00	24.07	1569
DDH11-19	224.50	228.60	4.10	1837
DDH11-20	182.98	185.65	2.67	1061
DDH11-20	201.78	202.75	0.97	1794
DDH11-20	272.00	273.03	1.03	1395

The Thrust Fault Zone

In 2010 Radius identified orogenic gold mineralization within a package of northeast trending brittle siliclastic metasediments cut by thrust faults (the “Thrust Fault Zone”). This area is likely one of the sources for the extensive placer gold deposits that has been mined from the creeks that cut this unit.  The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. In 2010 four core holes drill tested this unit and anomalous gold was encountered over down hole widths of up to 79m.  Holes DDH11-15, 18, 19 & 20 tested the Thrust Fault Zone.

Drill hole DDH11-15 targeted mineralization down dip of mineralization intersected in the upper portions of 2010 drill holes DDH10-1, 2 and 3. Sample results from hole 15 are similar to those received in 2010 including a 4.0 meter section (from 234.00 – 238.00 m) that graded 1023 ppb gold. Drill hole DDH11-18 targeted a brittle quartz rich unit intersected in DDH10-3 that returned 160 ppb gold over 79.27 m. The drilling direction of DDH11-18 was close to right angles to that of DDH10-03 as the purpose of hole 18 was to intersect the quartz veins at a high angle compared to the low angles observed in drill core in 2010. Best results from DDH11-18 include 1.5 g/t Au over 24 meters (from 141.78 m – 166.00 m), where visible gold in quartz veins was observed, within a broader 105.30 m interval that graded 507 ppb (from 88.00 – 193.30 m).

Drill hole DDH11-19, located approximately 950 m northwest of DDH11-15, 18 and DDH10-1, 2 & 3, targeted resistivity and induced polarization (IP) anomalies. The best result was 1837 ppb over 4.10 m (from 224.50 m – 228.60 m) from a quartz veined quartz rich schist unit.

Drill hole DDH11-20, targeted the thrust fault zone where it crosses a ridge, approximately 2.1 km to the northeast of DDH11-19.  Like DDH11-19, hole 20 targeted resistivity and IP anomalies. Best values included three narrow (0.97 m to 2.67 m) intervals of >1 g/t Au from a fault zone and sericite altered and silicified schist.

True widths for the above drill core intersections have yet to be determined. Drill collar coordinates, dips and azimuths are tabulated at the end of this release, and complete analytical results for the drill holes can be viewed on the Radius web site:   http://www.radiusgold.com/s/Home.asp

Other Radius Yukon Properties

Geochemical results from rock, soil and stream sediment sampling on the Newt and Scarlet projects continue to be delayed due to major backlogs at the Yukon assay laboratories.  Results will be released when received, compiled and interpreted.

In late October Radius staked 80 claims (1670 Ha) over a silver - base metal target, the Yukon Minfile, Iola occurrence. It is located approximately 115 kilometres northeast of Whitehorse and is about 15 km from the South Canol Road.

Chain of Custody

Sampling is conducted under the supervision of the on-site project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by Radius personnel or expediters employed by Radius.

Quality Assurance / Quality Control

Radius employs a rigorous QA program with respect to its diamond drill core.  Samples are generally 0.5 to 1.5 m in length.  Rock pulp standards, blank gravel aggregate, and lab duplicates are inserted into the sample stream each at a rate of 3 per 100 samples, for a total of 9% check samples.  All data received from the laboratory is verified for quality control using both the laboratory and the inline check samples.

Laboratory

All samples are sent to Acme Analytical Laboratories Ltd.’s preparation facility in Whitehorse, Yukon Territory for crushing.  Pulp splits are forwarded from Whitehorse by Acme to their laboratory in Vancouver, British Columbia, for analysis. Gold in rock samples is determined by a 30 gram fire assay fusion followed by ICP-ES analysis (method 3B01).  An additional 32 elements are analyzed by a 0.5 gram sample split leached in hot Aqua Regia followed by ICP-ES analysis (method 1D).

Qualified Person

Mr. Roger Hulstein, B.Sc., P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is a Qualified Person as defined by National Instrument 43-101.  The technical information contained in this release has been prepared by or under the supervision of Mr. Hulstein.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  As well, Radius is in the process of spinning out its properties in the Yukon, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Coordinates in NAD83, UTM zone 7.

Drill hole	Azimuth	Plunge	Depth (m)	Northing	Easting	Elevation (m)
DDH11-01	137	-50	263.65	7097927	514065	708
DDH11-02	140	-50	364.99	7098003	514001	655
DDH11-03	140	-50	320.04	7097425	513439	692
DDH11-04	140	-50	403.86	7097735	513184	679
DDH11-05	140	-50	271.27	7097433	512793	686
DDH11-06	140	-50	192.02	7097032	513165	713
DDH11-07	140	-50	92.17	7096753	512055	690
DDH11-08	320	-50	249.94	7096251	511172	696
DDH11-09	320	-50	207.26	7096282	511277	700
DDH11-10	140	-50	351.43	7096730	512732	756
DDH11-11	140	-50	254.51	7098253	513724	664
DDH11-12	140	-50	104.85	7097733	514168	762
DDH11-13	140	-50	265.41	7097729	514174	761
DDH11-14	320	-50	330.71	7096788	513006	763
DDH11-15	110	-57	289.56	7097076	506727	1009
DDH11-16	320	-50	185.32	7098900	514839	663
DDH11-17	000	-50	190.44	7095678	510307	701
DDH11-18	110	-62	314.55	7097260	506465	1027
DDH11-19	126	-55	312.12	7097803	505663	900
DDH11-20	116	-60	309.37	7099234	507494	1071

news release

December 9, 2011

Radius and Rackla review Yukon Projects and Investment Holdings

Vancouver, Canada: Radius Gold Inc. and Rackla Metals Inc. (TSX-V:RDU & RAK) are pleased to announce that the spin out transaction between the companies has closed, and that the shares and warrants of Rackla will commence trading on the TSX Venture Exchange on Friday, December 9, 2011 under the symbol “RAK”.

The following provides an update on the projects that are now held by Rackla and the work completed at these projects during the summer 2011 field season.

Early stage work programs were completed at the Scarlet East, the Scarlet West, the Face, and the Newt projects and diamond drill testing of gold targets continued at the Sixty Mile project, all of which are now owned 100% by Rackla.  The Ten Mile Creek which is optioned to Solomon Resources Inc. and the Rivier project which is optioned to Voyager Gold Corp. were also explored with early stage exploration programs.

Results from all the summer programs except the Scarlet West, Newt and Ten Mile Creek projects have been received.  Results from the Scarlet West and Newt property have been delayed due to the major backlogs at the Yukon assay laboratories.

Sixty Mile Drilling

In 2011, Radius Gold Inc. followed up on two bedrock gold discoveries made in 2010, named the Graben fault zone and the Thrust fault zone (see Radius news release dated November 16, 2010) with geophysical surveys and a diamond drill program.  A total of 20 drill holes (5,273 m) were drilled in 2011.  Sixteen holes tested the Graben Fault Zone in the Sixty Mile River Valley and four tested the Thrust Fault Zone.  Results from the drill program were released in Radius news releases of October 25 and December 5, 2011.

Rackla Belt, Scarlet East

The Scarlet East and Scarlet West properties consist of 230 and 498 claims, respectively, covering prospective stratigraphy approximately in the newly-defined Rackla belt, an emerging district of Carlin-like gold prospects located north of Keno City, Yukon.  The Scarlet East property is located approximately 10 km SE of Atac Resources’ Osiris and Conrad discoveries in the Nadaleen trend of the eastern Rackla belt, and abuts the Atac mineral claims.

First pass geological mapping of the property was undertaken and ridge-and-spur soil samples and stream sediment samples were collected at the Scarlet East property.  Results from this program were released on July 13 and 26, 2011.  Based upon soil results anomalous in Au-As-Hg-Sb-Tl in an area of orange-weathering limestone, a full soil sampling grid based on 50 x 50 or 50 x 100 m sampling was undertaken on the Scarlet East property in August 2011.  In total, over 8,700 soils were collected. Rock prospecting resulted in 164 rock samples, and a stream sediment survey resulted in 239 samples.  Full results will be released once the dataset is fully received, compiled and interpreted but it can be said at this point that strongly anomalous values in all the major elements were confirmed in the soil sampling program.

Rackla Belt, Scarlet West

A much more limited program of soils was undertaken later in the season on the Scarlet West property. A complete set of results will be released when received and interpreted.  In addition, a magnetic and radiometric survey was completed over Scarlet East during the summer of 2011, and part of Scarlet West in the fall of 2011.

Mineralization in the Rackla belt shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low-temperature arsenic sulphides, realgar and orpiment.  In the eastern part of the belt, host rocks are two 150- to 250-metre-thick limestone debris flow and turbidite units, referred to by Atac Resources as the Osiris and Isis horizons, and occur within basinal silty mudstones.  Preliminary mapping over the Scarlet East property has identified similar carbonate stratigraphy and fold patterns.

Face Claims

The Face property comprises 270 contiguous claims in western Yukon, 8 km due east of Eagle, Alaska.  The initial claims were staked in September 2010 and are centred on a government regional silt survey Au anomaly, located over carbonate rocks analogous to the Atac Resources’ Rackla belt, and with a similar spatial relationship to the Dawson thrust.

A first pass reconnaissance ridge-and-spur soil sampling and stream sampling survey was undertaken in the summer of 2011 with 155 soils and 31 stream sediments collected on the western half of the property.  Results define a roughly east-west striking zone with coincident Au-Ag-Tl-Hg-Sb-As-Pb-Cu anomalies, in both soils and stream sediments.  Based upon these results, the claim block was extended in August of this year.

A magnetic airborne survey was carried out in late November 2011.  The high resolution magnetic data, collected on lines flown at 200 m line spacing, highlights geological rock units and will aid in geological mapping and understanding the structural setting of the property in 2012.  A greatly expanded soil grid survey is also planned for the summer of 2012 to further delineate and extend the anomalous zones and to identify potential drill targets.

Newt Claims

The Newt claims, consisting of two separate blocks totalling 462 claims, lie southwest of Dawson City close to the Yukon-Alaska border.  The claims were staked to cover a conceptual epithermal gold target in a similar structural setting to the Sixty Mile River valley target.  Some 779 soils on ridge-and-spur traverses, 31 silts and 11 rock samples were collected in September 2011.  No results are available yet due to a sample backlog at the analytical laboratory.

Iola Claims

In late October 2011, Radius staked 80 claims (1,670 Ha) over a silver - base metal target, the Yukon Minfile, Iola occurrence.  It is located approximately 115 kilometres northeast of Whitehorse and is about 15 km from the South Canol Road.  It is an early stage property and planned work in 2012 will consist of a soil sample survey, prospecting and geological mapping.

Rivier Property

In early September 2011, Radius entered into an agreement with Voyager Gold Corp., a private BC company, whereby Voyager Gold can earn a 60% interest in the 116 claim Rivier property located 90 km southeast of Ross River, Yukon.  The Rivier claims cover an ultramafic body shedding anomalous gold values into stream sediments and soil.  Voyager completed a program of geological mapping and geochemical sampling followed by an airborne geophysical (magnetic and radiometrics) survey.  Two zones of anomalous gold in soil, ranging from background to over 2,000 ppb Au, were identified.  Voyager intends to continue with exploration work in 2012 to identify the source of the anomalous gold values with a program of trenching and drilling.

Ten Mile Creek Property

The Ten Mile Creek property is under option by Solomon Resources Ltd. which has identified a number of gold in bedrock and soil anomalies.  Solomon was granted an option by Radius to earn a 51% interest in the property.  The property comprises 323 mineral claims located approximately 30 kilometres north-northwest of the White Gold Property of Kinross Gold Corp. and 60 kilometres north of the Coffee Gold Project of Kaminak Gold Corp.

The 2011 exploration program included expanded soil geochemical grids, airborne geophysics and geological mapping that demonstrated that the Jual Vein System is the surface expression of an extensive structurally controlled gold system that dominates the northernmost portion of the property and extends over an area 2700 meters by 3880 meters in size (see Solomon September 19, 2011 news release). Previous work on this zone returned trench results of 1.6 grams/tonne (g/t) gold over 25 meters (including 11.1 g/t gold over three meters) and 1.0 g/t gold over 19 meters (including 8.5 g/t over 1.5 meters).  Within this vein system are at least two discrete gold in soil geochemical anomalies, the Skukum and Jack London anomalies that have gold values up to 1436 ppb and 787 ppb respectively.

In addition Solomon has identified another gold in soil anomaly, the Klondike Kate Zone, located approximately four kilometers east of the Skukum Zone, that measures about 1950 m by 800 m with gold values up to 698 ppb.

Solomon carried out an airborne geophysical survey over the property this summer and in conjunction with the new 2011 geochemical and geological work, they plan to generate trenching and drilling targets.

Snowcap Gold Project

In September 2011, Wesgold Minerals Inc. returned the 198 claim Snowcap Gold Project to Radius Gold Inc.  No further work on the property is planned at this time.

Investment Holdings

As a result of the spinout, Rackla has an investment portfolio consisting of 750,000 shares of Solomon, 600,000 shares of Wesgold, and 200,000 shares of Voyager.  The Company also has a cash position of $1.0 million.

Laboratory

All samples submitted by Radius were sent to Acme Analytical Laboratories Ltd. preparation facility in Whitehorse.  The pulps and sieved samples were analyzed at Acme’s laboratory in Vancouver.  Gold in rock samples were determined by a 30 gram fire assay fusion – ICP-ES (code 3B01).  An additional 36 elements were analyzed by ICP-MS using a 0.5 gram sample.  Soil samples, dried and sieved to -80 mesh, were analyzed for a 37 element suite, including gold, by ICP-MS (code 1F05) using a 15 gram sample.  Stream sediment samples, dried and sieved to -150 mesh, were analyzed for gold by lead collection fire assay using a 50 gram split code (3B01+3B04).  An additional 30 gram split was analyzed for 53 elements, including gold, by aqua regia digestion and ultratrace ICP-MS analysis (code 1F03).

Chain of Custody

All sampling by Radius is conducted under the supervision of the Company’s project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by Company personnel or expediters employed by the Company.

Qualified Person

Roger Hulstein, BSc, P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

RADIUS GOLD INC.

RACKLA METALS INC.

“Simon Ridgway”

“Simon Ridgway”

Simon Ridgway, Chairman & CEO

Simon Ridgway, President & CEO

www.radiusgold.com

www.racklametals.com

Symbol: TSXV-RDU; OTCBB-RDUFF

Symbol:  TSXV-RAK

Shares Issued: 86.6-million

Shares Issued:  34.0-million

Investor relations:  Jaclyn Ruptash / Ralph Rushton

Toll free 1-888-627-9378

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc. and Rackla Metals Inc.  Actual results may differ materially from those currently anticipated in such statement.